FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1. 2.	BlackBerry Partner Purchases One Million BlackBerry 10 Smartphones WhatsApp Messenger Launches on BlackBerry 10	2 2

Document 1

March 13, 2013

FOR IMMEDIATE RELEASE

BlackBerry Partner Purchases One Million BlackBerry 10 Smartphones

Largest ever single purchase order in BlackBerry's history

WATERLOO, ONTARIO - BlackBerry(R) (NASDAQ:BBRY)(TSX:BB) announced today that one of its established partners has placed an order for one million BlackBerry 10 smartphones, with shipments starting immediately. This order marks the largest ever single purchase order in BlackBerry's history.

"An order for one million devices is a tremendous vote of confidence in BlackBerry 10," said Rick Costanzo, EVP Global Sales, BlackBerry. "Consumers are ready for a new user experience, and BlackBerry 10 delivers. With strong partner support, coupled with this truly re-invented new platform, we have a powerful recipe for success."

BlackBerry unveiled the new BlackBerry Z10 and BlackBerry Q10 smartphones on January 30th. BlackBerry Z10 is now available for purchase in a number of markets around the world and will be available in the United States starting this month.

BlackBerry will be reporting results for its fourth quarter and year-end of fiscal 2013 on March 28, 2013. A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-800-814-4859 or through your BlackBerry(R) 10 smartphone, personal computer or BlackBerry(R) PlayBook(TM) tablet at http://ca.blackberry.com/company/investors/events.html.

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com.

Media Contact:
Krista Seggewiss
BlackBerry Media Relations
519-597-7273
mediarelations@blackberry.com

Or

Media Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by Research In Motion Limited (BlackBerry) in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

March 13, 2013

FOR IMMEDIATE RELEASE

WhatsApp Messenger Launches on BlackBerry 10

MOUNTAIN VIEW, CALIFORNIA and WATERLOO, ONTARIO-- WhatsApp Inc., the company behind WhatsApp Messenger, and BlackBerry (NASDAQ:BBRY)(TSX:BB) today announced that WhatsApp will bring a native version of its popular mobile messaging service to the BlackBerry(R) 10 platform.

BlackBerry 10 provides an ideal platform for social apps such as WhatsApp Messenger to fully leverage innovative new features like BlackBerry Flow, where apps work together, sharing information with each other to quickly lead the customer intuitively to the information they need and to give them the ability to immediately take action.

"BlackBerry has always been about bringing people together in a way that is fast, reliable and impactful," said Martyn Mallick, Vice President of Global Alliances and Business Development at BlackBerry. "WhatsApp is a leading mobile messaging app that connects people to their contacts on several platforms, and we are pleased to work with WhatsApp to bring their service to our customers."

"BlackBerry has been a great platform for WhatsApp for many years," said Brian Acton, co-founder of WhatsApp. "Delivering WhatsApp on BlackBerry 10 devices is in line with our goals of ensuring that our customers around the world can continue to communicate with the most important people in their lives."

In building a native application for the BlackBerry 10 platform, WhatsApp has been able to provide a fantastic user experience that leverages the true multi-tasking capabilities of BlackBerry 10. WhatsApp Messenger for BlackBerry 10 provides a high quality messaging experience that utilizes real-time push notifications to alert you when you receive messages - even when the screen is locked.

Fully integrated into BlackBerry Contacts, when the customer launches the app for the first time, WhatsApp can automatically scan existing phone numbers in the contact directory and extract the ones using WhatsApp, to help customers build out their contacts list and get started right away.

WhatsApp for BlackBerry 10 and BlackBerry 4.6 and higher is available in BlackBerry World (www.blackberryworld.com).

About BlackBerry
A global leader in wireless innovation, BlackBerry(R) revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ:BBRY) and the Toronto Stock Exchange (TSX:BB). For more information, visit www.blackberry.com.

About WhatsApp Inc.
WhatsApp Messenger is a cross-platform mobile messaging app which allows you to exchange messages without having to pay for SMS. WhatsApp Messenger is available for iPhone, BlackBerry, Windows Phone, Android and Nokia.

Media Contact:
Victoria Berry
BlackBerry Media Relations
519-888-7465 x77273

Or

Media Contact:
BlackBerry Investor Relations
519-888-7465
investor_relations@blackberry.com

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 13, 2013	By:	/s/Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer